Exhibit 21.1
SUBSIDIARIES OF KIRKLAND’S, INC.

Subsidiaries	Jurisdiction of Corporation or Organization
Kirkland’s DC, Inc.	Tennessee
Kirkland’s Stores, Inc.	Tennessee
Kirkland’s Texas, LLC	Tennessee